UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 May 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Update on Lafarge & Holcim Transaction

N            E            W             S                         R            E            L           E            A            S            E

26 May 2015

CRH Update on Lafarge S.A. and Holcim Ltd. Transaction

CRH plc announced on 2 February 2015 that it had entered into a binding offer letter with Lafarge S.A. and Holcim Ltd as part of its acquisition of certain assets from them for an enterprise value of €6.5bn.

CRH announces that Lafarge and Holcim have now accepted the offer and have become legally bound to the terms of the acquisition.  The acquisition remains conditional upon successful completion of the merger of Lafarge and Holcim as well as the completion of local asset reorganisations. The acquisition is expected to complete in the second half of 2015.

For further information, please contact CRH plc at Dublin (+353 1 404 1000):

Frank Heisterkamp; Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000  FAX +353 1 404 1007 E-MAIL: mail@crh.com   WEBSITE: www.crh.com   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 26 May 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director